August 30, 2017

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Keira Nakada, Senior Staff Accountant

Re:                             Axovant Sciences Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2017

Filed June 13, 2017

File No. 001-37418

Ladies and Gentlemen:

Enclosed please find our response to the comment received regarding the Annual Report on Form 10-K for the fiscal year ended March 31, 2017 (the “Form 10-K”) of Axovant Sciences Ltd. (the “Company,” “we” or “our”) in a letter, dated August 16, 2017, from the staff of the Division of Corporation Finance, Office of Healthcare and Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to David Hung, M.D., Principal Executive Officer and Director of the Company.

For your reference, the Staff’s comment is reproduced in bold, and our response is set forth below such comment in standard type.  Capitalized terms used but not defined below have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended March 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

1.                  Please provide us an analysis of research and development and general and administrative expenses for 2016 and 2017 quantified by type of expense. For research and development expenses also quantify by product candidate.  For each significant change revealed by each analysis for 2017 as compared to 2016, discuss the underlying cause of the change. Provide us similar analyses for the quarters ended June 30, 2017 and 2016.

Response:

We respectfully acknowledge the Staff’s comment, and have provided below our analysis of research and development and general and administrative expenses.

Research and Development Expenses

Since our inception, our operations have primarily been focused on organizing and staffing our company, raising capital, acquiring our product candidates and preparing for and advancing our product candidates, intepirdine, nelotanserin, RVT-103 and RVT-104, into clinical development. Our research and development expenses include program-specific costs, as well as unallocated internal costs.

Program-specific costs include:

•                  direct third-party costs, which include expenses incurred under agreements with contract research organizations and contract manufacturing organizations, the cost of consultants who assist with the development of our product candidates on a program-specific basis, investigator grants, sponsored research, manufacturing costs in connection with producing materials for use in conducting preclinical and clinical studies, and any other third-party expenses directly attributable to the development of our product candidates; and

•                  upfront payments for the purchase of in-process research and development, which include costs incurred under the GSK Agreement and the Arena Development Agreement.

Unallocated internal costs include:

•                  share-based compensation expense for research and development personnel, including expense related to Roivant Sciences Ltd. (“RSL”) common share awards and RSL options issued by RSL to Roivant Sciences, Inc. (“RSI”) employees;

•                  personnel-related expenses, which includes employee-related expenses, such as salaries, benefits and travel expenses, for research and development personnel;

•                  costs allocated to us under our services agreements with RSI and Roivant Sciences GmbH (the “Services Agreements”); and

•                  other expenses, which includes the cost of consultants who assist with our research and development, but are not allocated to a specific program.

Research and development activities will continue to be central to our business model. For the years ended March 31, 2017 and 2016, the majority of our research and development expenses have been associated with advancing our lead product candidate, intepirdine. We expect our research and development expenses to increase significantly primarily as a result of our ongoing Phase 3 MINDSET study for intepirdine, our ongoing intepirdine HEADWAY-DLB study in patients with dementia with Lewy bodies, and our ongoing development program for nelotanserin in Lewy body dementia.

We expect our share-based compensation expense to increase as we significantly increase our number of employees and hire additional senior executives. Our share-based compensation expense attributable to RSL common share awards has become less variable because of the December 2015 merger of BVC Ltd. (“BVC”) with and into RSL (the “BVC Merger”), as described in our Annual Report on Form 10-K for the fiscal year ended March 31, 2016, filed with the Commission on June 6, 2016.  Prior to the BVC Merger we recorded share-based compensation expense in relation to the share-based awards issued by BVC to RSI employees based on the changes in fair value of share-based awards which were remeasured at each reporting period date until performance was completed.

The following tables summarize the period-over-period changes in research and development expenses for the periods indicated:

Comparison of Fiscal Year Ended March 31, 2017 and 2016

	Fiscal Year Ended March 31,
			Change	Change
	2017	2016	$	%
Program-specific costs:
Intepirdine	$87,131	$28,010	$59,121	211.1%
Nelotanserin	12,273	7,532	4,741	62.9
RVT-103	2,028	—	2,028	N.A.
Unallocated internal costs:
Share-based compensation	19,186	30,622	(11,436)	(37.3)
Personnel-related	9,443	4,707	4,736	100.6
Services Agreements	2,961	5,136	(2,175)	(42.3)
Other	1,756	637	1,119	175.7
Total research and development expenses	$134,778	$76,644	$58,134	75.8%

Research and development expenses increased $58.1 million, or 75.8%, in the fiscal year ended March 31, 2017 as compared to the fiscal year ended March 31, 2016, primarily due to an increase in direct third-party costs of $71.1 million primarily related to our ongoing MINDSET study for intepirdine as a result of increased patient enrollment, partially offset by a decrease in purchases of in-process research and development of $5.3 million and share-based compensation expense of $11.4 million. Share-based compensation expense for the fiscal year ended March 31, 2017 included $9.2 million related to RSL common share awards and RSL options issued by RSL to RSI employees. Share-based compensation expense for the fiscal year ended March 31, 2016 was impacted by share-based compensation expense of $19.3 million related to RSL common share awards and RSL options issued by RSL to RSI employees, and included share-based compensation expense for BVC awards issued to RSI employees prior to the BVC Merger. Personnel-related expenses increased $4.7 million in the year ended March 31, 2017 due to higher headcount, while expenses under our Services Agreements decreased primarily due to a decrease in research and development services provided by RSI on our behalf.

Comparison of Three Months Ended June 30, 2017 and 2016

	Three Months Ended June 30,
			Change	Change
	2017	2016	$	%
Program-specific costs:
Intepirdine	$26,807	$14,697	$12,110	82.4%
Nelotanserin	3,214	2,579	635	24.6
RVT-103	243	—	243	N.A.
RVT-104	349	—	349	N.A.
Unallocated internal costs:
Share-based compensation	6,256	4,964	1,292	26.0
Personnel-related	3,841	1,925	1,916	99.5
Services Agreements	1,092	850	242	28.5
Other	1,910	261	1,649	631.8
Total research and development expenses	$43,712	$25,276	$18,436	72.9%

Research and development expenses increased $18.4 million, or 72.9%, in the three months ended June 30, 2017 compared to the three months ended June 30, 2016, primarily due to an increase in direct third-party costs of $13.3 million primarily related to our ongoing MINDSET study for intepirdine as a result of the completion of patient enrollment. Share-based compensation expense for the three months ended June 30, 2017 and 2016 included $1.8 million and $2.7 million, respectively, related to RSL common share awards and RSL options issued by RSL to RSI employees. Personnel-related expenses increased $1.9 million in the three months ended June 30, 2017 due to higher headcount.

The Company will undertake to provide similar tabular and narrative disclosure in its future periodic reports filed with the Commission.

General and Administrative Expenses

General and administrative expenses consist primarily of share-based compensation, personnel-related, which includes employee salaries and benefits for general and administrative personnel, legal and accounting fees, consulting services, and services received under the Services Agreements.

Comparison of Fiscal Year Ended March 31, 2017 and 2016

We are supplementally providing to the Staff the following analysis of general and administrative expenses for the fiscal years ended March 31, 2017 and 2016:

	Year Ended March 31,
			Change	Change
	2017	2016	$	%
Share-based compensation	$17,184	$41,764	$(24,580)	(58.9)%
Personnel-related	7,920	3,704	4,216	113.8
Professional	4,979	2,008	2,971	148.0
Services Agreements	4,952	2,450	2,502	102.1
Marketing	4,529	2,641	1,888	71.5
Insurance	1,459	1,000	459	45.9
Facilities	837	398	439	110.3
Other	3,861	2,553	1,308	51.2
Total general and administrative expenses	$45,721	$56,518	$(10,797)	(19.1)%

General and administrative expenses decreased $10.8 million, or 19.1%, from $56.5 million for the fiscal year ended March 31, 2016 to $45.7 million for the fiscal year ended March 31, 2017, primarily due to a decrease in share-based compensation expense of $24.6 million, partially offset by an increase in personnel-related expenses of $4.2 million resulting from higher headcount, as well as an increase in legal and professional fees of $3.0 million. In addition, expenses under our Services Agreements increased $2.5 million due to an increase in the general and administrative support services provided by RSI on our behalf and marketing expenses increased $1.9 million as a result of pre-commercial launch activities. Share-based compensation expense for the fiscal year ended March 31, 2017 included $1.6 million for RSL common share awards issued to RSI employees. Share-based compensation expense for the fiscal year ended March 31, 2016 included $34.1 million for RSL common share awards issued to RSI employees, and included share-based compensation expense for BVC awards issued to RSI employees prior to the BVC Merger.

Comparison of Three Months Ended June 30, 2017 and 2016

We are supplementally providing to the Staff the following analysis of general and administrative expenses for the three months ended June 30, 2017 and 2016:

	Three Months Ended June 30,
			Change	Change
	2017	2016	$	%
Share-based compensation	$9,344	$6,597	$2,747	41.6%
Personnel-related	4,654	2,028	2,626	129.5
Professional	1,722	1,290	432	33.5
Services Agreements	1,623	1,111	512	46.1
Marketing	2,620	531	2,089	393.4
Insurance	359	359	—	—
Facilities	414	168	246	146.4
Other	782	547	235	43.0
Total general and administrative expenses	$21,518	$12,631	$8,887	70.4%

General and administrative expenses increased $8.9 million, or 70.4%, from $12.6 million for the three months ended June 30, 2016 to $21.5 million for the three months ended June 30, 2017, primarily due to an increase in share-based compensation expense of $2.7 million, personnel-related expenses of $2.6 million resulting from higher headcount, and marketing expenses of $2.1 million related to pre-commercial launch activities. Share-based compensation expense for the three months ended June 30, 2017 included share-based compensation expense of $0.3 million for RSL common share awards and RSL options issued to RSI employees. Share-based compensation expense for the three months ended June 30, 2016 included $0.4 million for RSL common share awards issued to RSI employees.

The Company will undertake to provide similar narrative disclosure in its future periodic reports filed with the Commission.

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If you have any questions with regard to our response, need further information or would like to discuss any of the information covered in this letter, please contact me at (646) 676-4073.

Sincerely,

/s/ David Hung, M.D.
David Hung, M.D.
Principal Executive Officer and Director
Axovant Sciences Ltd.

cc:	Gregory Weinhoff, Principal Financial Officer, Axovant Sciences Ltd.
Stephen Mohr, General Counsel, Axovant Sciences, Inc.
John McKenna, Cooley LLP